UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 1

                          Command Security Corporation
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                          ----------------------------
                         (Title of Class of Securities)


                                    20050L100
                                  ------------
                                 (CUSIP Number)


                               Mr. Bruce Galloway
                      c/o Galloway Capital Management, LLC
                           1325 Avenue of the Americas
                              New York, N.Y. 10019

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                 April 23, 2004
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 20050L100

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Bruce Galloway
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |X|

                                                      (b)  |_|
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS

   OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(D) OR 2(E)                                                              |_|
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------------
                   7) SOLE VOTING POWER
NUMBER OF
SHARES                384,500
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           8) SHARED VOTING POWER
EACH
REPORTING             0
PERSON             -------------------------------------------------------------
WITH               9) SOLE DISPOSITIVE POWER

                      172,500
                   -------------------------------------------------------------
                   10) SHARED DISPOSITIVE POWER

                       0
                   -------------------------------------------------------------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    384,500
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.12%

--------------------------------------------------------------------------------

14) TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 20050L100

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   GCM Security Partners, LLC
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a)  |X|

                                                      (b)  |_|
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS

   OO
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(D) OR 2(E)                                                              |_|
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION

   Deleware
--------------------------------------------------------------------------------
                   7) SOLE VOTING POWER
NUMBER OF
SHARES                0
BENEFICIALLY       -------------------------------------------------------------
OWNED BY           8) SHARED VOTING POWER
EACH
REPORTING             0
PERSON             -------------------------------------------------------------
WITH               9) SOLE DISPOSITIVE POWER

                      0
                   -------------------------------------------------------------
                   10) SHARED DISPOSITIVE POWER

                      0
                   -------------------------------------------------------------

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    384,500
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

--------------------------------------------------------------------------------

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.12%

--------------------------------------------------------------------------------

14) TYPE OF REPORTING PERSON

    OO
--------------------------------------------------------------------------------

      This Amendment No. 1 amends the Schedule 13D filed on April 12, 2004, as on behalf of Mr. Bruce Galloway, with respect to the common stock, par value $0.0001 per share ("Common Stock"), of Command Security Corporation, a New York corporation (the "Company").

      ITEM 1. SECURITY AND ISSUER.

      The class of equity securities to which this statement relates is the Common Stock of the Company. The principal executive offices of the Company are located at Route 55, Lexington Park, Lagrangeville, NY, 12540.

      ITEM 2. IDENTITY AND BACKGROUND.

      (a) - (c) This statement is being filed by Mr. Bruce Galloway, an individual investor, whose principal place of business is c/o Galloway Capital Management, LLC, 1325 Avenue of the Americas, 26th Floor New York, NY 10019, and GCM Security Partners, LLC ("GCM"), a newly-formed Delaware limited liability company of which Mr. Galloway is a Managing Member (collectively, the "Reporting Persons").

      (d) - (e) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Galloway is a United States citizen and GCM is a limited liability company formed under the laws of the State of Delaware.

      ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      See Item 5(a) below.

      ITEM 4. PURPOSE OF TRANSACTION.

      Mr. Galloway initially acquired securities of the Company as an investment in the Company. Following a period of several months of discussions with one or more members of the Company's Board of Directors about the performance of the Company and the Company's potential additional capital requirements, and the Reporting Person's continued dissatisfaction with such performance and, in particular, the performance of William Vassell, the Chief Executive Officer of the Company ("Vassell"), the Reporting Persons sought to acquire a more substantial equity position in the Company, pursue discussions with the Company regarding the potential for providing the Company with additional capital, which the Reporting Persons believe is required, to remove Vassell from all positions that he holds with the Company and its affiliates and to modify the composition of the Company's Board of Directors to include directors recommended or designated by the Reporting Persons. In furtherance of these objectives, following discussions between the Reporting Persons and Reliance Security Group plc, a principal shareholder of the Company ("Reliance"), on April 23, 2004 GCM and Reliance entered into a Securities Purchase Agreement providing for the sale by Reliance to GCM of all securites of Commpand that are owned by Reliance, consisting of (i) 1,617,339 shares of the Company's Common Stock, (ii) 12,325.35 shares of the Company's preferred stock (which are convertible into 1,232,535 shares of the Company's Common Stock, (iii) a warrant to acquire 150,000 shares of the Company's Common Stock at an exercise price of $1.03125 per share and
(iv) a warrant to acquire 2,298,092 shares of the Company's Common Stock at an exercise price of $1.25 per share (the securities referred to in (i) - (iv) above are referred to herein as the "Reliance Securities"). The closing of the purchase and sale of the Reliance Securities by GCM is scheduled to occur as soon as practicable following the satisfaction of certain conditions, including
(i) the termination of Vassell, or his resignation from, all positions as an officer or employee of the Company and its subsidiaries and (ii) the Company's lenders shall have agreed in writing that no default or event of default shall occur or have occurred as a result of the consummation of the sale and purchase of the Reliance Securities and the termination of Vassell.

      The Reporting Persons continue to engage in discussions with certain members of the Company's Board of Directors for the purpose of both seeking to terminate Vassell and to engage in discussions with the Company's lenders for the purpose of obtaining their support of the pending transaction with Reliance. Further, the Reporting Persons are considering the Company's financial needs at this time and are considering ways to satisfy the Company's capital requirements, although no commitment has been made in this regard as of the date hereof. The Reporting Persons continue to believe that the Company's Board is protecting the personal interests of Vassell at the expense of the Company and all of its shareholders.

      As previously announced, on April 8, 2004, Vassell commenced a lawsuit against Reliance and the Company in the United States District Court for the Southern District of New York seeking to prevent the proposed transaction between Reliance and GCM. This case is still pending, although the Reporting Persons are confident that such action will be dismissed against Vassell or withdrawn by him, based on the Reporting Persons' belief that the pending transaction with Reliance has satisfied all requirements under the shareholders' agreement between Vassell and Reliance and that Vassell's right thereunder to purchase the Reliance Securities has expired in accordance with the terms thereof.

      ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) As of the date hereof, the Mr. Galloway for and on behalf of accounts over which he has control, beneficially owns an aggregate of 384,500 shares of Common Stock, representing approximately 6.12% of the outstanding shares of Common Stock, based upon the 6,287,343 shares of Common Stock reported by the Company to be issued and outstanding as of February 13, 2004 in the Company's latest Form 10-Q filed with the Securities and Exchange Commission.

      Mr. Galloway may be deemed to have obtained beneficial ownership of the Common Stock pursuant to a Proxy, dated April 6, 2004, from Europa International Inc. ("Europa") pursuant to which Mr. Galloway was appointed the proxy of Europa, with full power and sole discretion to vote the shares of Common Stock held by Europa for a period of three months. Europa beneficially owns an aggregate of 212,000 shares of Common Stock, representing approximately 3.37% of the outstanding shares of Common Stock.

      The Reporting Persons, with the proxy from Europa, beneficially own a total of 6.12% of the outstanding shares of Common Stock.

      (b) Mr. Galloway currently has sole voting power over 384,500 shares of Common Stock and sole power to dispose of 172,500 shares of Common Stock.

      (c) Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

      (d) Not applicable.

      (e) Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      As stated above, Mr. Galloway was appointed the proxy of Europa, with full power and sole discretion to vote the shares of Common Stock held by Europa for a period of three months. No shares of the Common Stock were purchased from Europa.

      ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      (1) Joint filing agreement dated April 26, 2004, between Bruce Galloway and GCM Security Partners, LLC.

                                   SIGNATURES

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   April 26, 2004
                                                      --------------------------
                                                      Bruce Galloway






                                                      GCM Security Partners, LLC



                                                      By:
                                                         -----------------------
                                                    Name:
                                                   Title: